EXHIBIT 2
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NEWS RELEASE




May 2, 2003

ARC ENERGY TRUST ANNOUNCES THE CLOSING OF THE DISPOSITION OF $78.2 MILLION OF ASSETS
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CALGARY, MAY 2, 2003, (AET.UN AND ARX - TSX) ARC Energy Trust ("the Trust") is
pleased to announce the closing of the previously announced dispositions of $78.2 million of assets by ARC Resources Ltd. ("ARC") to third parties. ARC purchased these assets in the acquisition of Star Oil & Gas Ltd. ("Star") on March 31, 2003. Proceeds from these asset sales will be used to reduce debt incurred in the Star acquisition.

ARC Energy Trust is Canada's second largest conventional oil and gas royalty trust with an enterprise value of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.

ARC RESOURCES LTD.

John P. Dielwart
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9